Contact

www.linkedin.com/in/dcahill
(LinkedIn)

Top Skills

Business Planning
Business Strategy
Start-ups

Derek Cahill

Entrepreneur
Los Angeles Metropolitan Area

Summary

For 25+ years I've worked with startups to Fortune 500 companies on go-to-market strategies, capital raises and operations in a wide variety of industries. With this experience, I've laid the groundwork for the next generation of products that can improve the quality of life for everyone and meet the current and future needs of our society.

I recently worked with Paladin Power to raise $7M+ in 2022 and 2023. I have a passion for humanity, sustainability, health and the future. Humans need clean water, safe food and sustainable energy, critical to multi-planetary success. Please reach out if you're working on any technologies or products that support my passion.

Experience

Paladin Power

Board Member / CSO
2020 - Present (4 years)
Carlsbad, California, United States

Paladin is a revolutionary inverter and backup battery storage solution that when connected to solar or wind can power your entire home, business, farm, and can even recharge your electric vehicles.

Paladin's mission is to provide energy independence and solutions that support decentralized energy and smart grid solutions.

As Chief Strategy Officer, I oversee Paladin's go-to-market and capital market strategies, Paladin raised $5M via crowd funding in 2022.

GoBigWeb

Founder
January 2000 - Present (24 years 3 months)
Temecula, California, United States

For over 20 years, GoBig has worked with 100+ brands, from startups to Fortune 500 companies, in a wide range of industries, working with brands in USA, Europe and Asia.

GoBig provides a combination of business consulting and technical expertise that help companies automate marketing, operations, financial and eCommerce services. Our mission is to provide direction on revenue growth, go-to-market strategies, capital markets and operational efficiencies.

Notable Brands
-- Amberen / ScarAway / Vamousse / CankerX (Alliance Pharma)
-- Starkey / NuEar
-- United Healthcare
-- Schneider Electric
-- Tatsoul (Nexus Brands)
-- Hyperthermia Cancer Institute
-- International Myeloma Foundation (IMF)

Key Capital Events:
-- Biogix (Amberen) - $100M+ exit
-- Bridgetech - $15M+ raise
-- Paladin Power - $5M+ raise
-- W3BX - $1.5M+ raise
-- SaaSMax - $1M+ raise

Incubators
-- MyFarm, Inc.
MyFarm is an agtech incubator focused on decentralized water, food and energy solutions. MyFarm worked with Paladin Power, Inc. to raise $5M in 2022.

-- W3BX
W3BX is an annual conference that brings together investors and industry leaders in WEB 3.0. Digital assets, blockchain, crypto, decentralization and more.
https://web3expo.live/

Mivium
COO
2021 - 2023 (2 years)

El Monte, California, United States

Mivium develops advanced semiconductor materials to meet the current and future needs of society.

Mivium's mission is to sustainably deliver GaN, AiN, SiC and other materials that can improve the quality of life for everyone.

As COO, I oversee Mivium's operations and capital market strategy.

Medibuy.com

CIO

September 1997 - January 2000 (2 years 5 months)

San Diego, CA

Medibuy.com raised $120 million in Series A funding from Kleiner-Perkins, Sequoia, Oak Investments and others (sold to GE Capital).

Medibuy.com is an Internet based B2B software system utilized by fortune 1000 healthcare companies to track and manage large volume medical purchases and capital medical equipment.

As CIO and part of founding team, I led the design and development of one of the largest online B2B supply chain solutions.

HealthDemographics

VP Product Development

1996 - 1998 (2 years)

Health Demographics (purchased for $23M by Medirisk, stock: MDMD) is a leading analytical & information management software system (MIS & GIS) for healthcare organizations.

HealthDemographics had over 1,200+ clients including hospitals, medical device organizations, insurance carriers, such as Columbia/HCA, Lens Crafters, BCBS, Kaiser, PacifiCare/United Healthcare and many others.
As VP of Product Development I was responsible for designing and developing a customized GIS platform along with data analytics and reporting systems.

Education

California State Polytechnic University, Pomona

Urban & Regional Planning, Minor Quantitative Analysis · (1989 - 1993)